Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that the annual general and special meeting of shareholders (the "Meeting") of Blue Moon Metals Inc. (the "Company") will be held at the offices of Bennett Jones LLP, 100 King Street West, Suite 3400, Toronto, Ontario, M5X 1A4 on July 30, 2026, at 10:00 a.m. (Toronto Time).

The Meeting will be held in person and will not be conducted in a hybrid format. However, shareholders who are unable to attend the Meeting in person are encouraged to listen to the Meeting live by dialing in to the Company's conference line at: 416-883-0133 (Toronto) or 1-877-385-4099 (Canada and United States Toll Free), in each case followed by access code 9469514#. Participants who wish to listen to the Meeting by using the conference line should dial in 5-10 minutes prior to the scheduled start time of the Meeting and ask to join the call. Shareholders who dial-in will not be entitled to ask questions during the Meeting. If a shareholder cannot attend in person, we encourage such shareholder to vote in advance by submitting their proxy form before the deadline, as there will be no virtual or online voting option during the Meeting.

The Meeting will be held for the following purposes, as more particularly described in the accompanying management information circular (the "Circular"):

1.	to receive and consider the audited annual financial statements of the Company for the fiscal year ended December 31, 2025 and the auditor's report thereon;
2.	to fix the number of directors of the Company at eight (8) for the ensuing year;
3.	to elect directors for the ensuing year;
4.	to appoint MNP LLP as the auditor of the Company for the ensuing year and to authorize the directors to fix the remuneration to be paid to the auditor;
5.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Continuance Resolution") of Shareholders approving (i) the continuance of the Company from the Business Corporations Act (British Columbia) ("BCBCA") to the Business Corporations Act (Ontario) ("OBCA") (the "Continuance"), (ii) the repealing of the Company's existing articles under the BCBCA, (iii) the filing of articles of continuance by the Company under the OBCA, and (iv) the adoption of a new general by-law of the Company ("By-Law No. 1") effective upon such Continuance, all as more particularly described in the Circular;
6.	to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the "Director Number Resolution") to authorize the board of directors of the Company, conditional upon and to be effective upon the Continuance, to set the number of directors from time to time within the minimum and maximum number of directors to be set forth in the articles of the Company, in accordance with Section 125(3) of the OBCA;
7.	to consider and, if deemed advisable, to pass, with or without variation, an ordinary resolution (the "Plan Resolution") approving and ratifying the Company's amended and restated 10% rolling share compensation plan (the "Share Compensation Plan") in the form attached as Schedule "A" to the Circular; and
8.	to transact any other business which may properly come before the Meeting, or any adjournment thereof.

IMPORTANT

The Board of Directors has fixed the close of business on June 15, 2026 as the record date for determining shareholders entitled to receive notice of, and to vote at, the Meeting or any adjournment or postponement of the Meeting. A shareholder entitled to vote at the Meeting is entitled to appoint a proxyholder to vote in his/her stead. If you are a registered shareholder of the Company, please read, date, and sign the accompanying proxy and deliver it in accordance with the instructions provided therein. If you are a non-registered holder of Company shares and have received this Notice of Meeting and accompanying materials through an intermediary, such as an investment dealer, broker, custodian, administrator or other nominee, or a clearing agency in which the intermediary participates, please complete and return the form of voting instruction form provided to you in accordance with the instructions provided therein.

NOTICE AND ACCESS

The Company has decided to use the Notice and Access rules adopted by the Canadian Securities Administrators to reduce the volume of paper with respect to materials distributed for the purpose of the Meeting. Instead of receiving the Circular, shareholders will receive a Notice of Meeting with instructions on how to access the remaining Meeting materials online together with the form of proxy. The Circular and other relevant materials are available on SEDAR+ (www.sedarplus.ca) and the Electronic Data Gathering, Analysis, and Retrieval system (EDGAR) (www.sec.gov). Shareholders are advised to review the Meeting materials prior to voting. If you have questions about Notice and Access, you can call our transfer agent, Odyssey Trust Company, toll-free at 1-800-517-4553 or write an email to proxy@odysseytrust.com.

Any shareholder who wishes to receive a paper copy of the Meeting materials may, at no cost, request such printed copies by emailing the request to proxy@odysseytrust.com or calling 1-800-517-4553 toll-free and entering the twelve (12) digit control number provided on the form of proxy and following the instructions provided. If a paper copy of the Meeting materials is required, we recommend sending the request as soon as possible and, in any case, requests should be received at least five (5) business days prior to the proxy deposit date and time set out in the accompanying form of proxy in order to receive the Meeting materials in advance of such date and the Meeting date. Note that if you request a paper copy of the Circular, you will not receive a new form of proxy. You should keep the original form sent to you in order to vote.

Your participation is important to us, and we encourage you to exercise your vote by completing the form of proxy prior to the Meeting, even if you expect to attend. In the event you cannot participate at the Meeting, we urge you to express your support by voting, using your proxy in advance of the Meeting, on the various proposals that will be put forward at the Meeting, which are further described in the Circular.

DATED at Toronto, Ontario, this 18th day of June, 2026.

BY ORDER OF THE BOARD OF DIRECTORS

"Christian Kargl-Simard"

Chief Executive Officer and Director